SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SUMARY OF RESOLUTIONS

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

OPEN COMPANY

CENTRAIS ELÉTRICAS BRASILEIRAS S/A - ELETROBRAS ("Company"), in compliance with the provisions of item III of article 30 of CVM Instruction 480/2009, informs the Shareholders and the market in general the Summary of Resolutions taken at the 58th Shareholders' Ordinary General Meeting held on this date.

The Shareholders attending the 58th Annual General Meeting decided:

1.   To approve the Management's accounts, examine, the Management Proposal and the Company's Complete Financial Statements, related to the fiscal year ended on December 31, 2017;

2.   To approve the Company's management proposal for allocation of the result related to the fiscal year ended on December 31, 2017 as follows:

3.   To approve the election of the 03 (three) members of the Company's Board of Directors, appointed as follows: (i) a member appointed by the Ministry of Mines and Energy (MME) to assume the mandate of a former member appointed by the latter and who resigned to the position; (ii) a member appointed by the MME due to the creation of a new vacancy on the board of directors as resolved at the 168th Extraordinary General Meeting of Eletrobras, held on November 30, 2017; and (iii) a member appointed by the holders of preferred shares to the election of a member to the Board of Directors, in a separate vote, once the statutory requirements have been met;

SUMARY OF RESOLUTIONS

Members of the Board of Directors elected:	Elected by:
MAURO GENTILE RODRIGUES CUNHA	Ministry of Energy Mines - MME for vacancy of ex-adviser (Exclusive vote of shareholders with common shares)
MANOEL ARLINDO ZARONI TORRES	Ministry of Mines Energy - MME for a new vacancy, as resolved at the 168th Extraordinary General Meeting of Eletrobras (Exclusive vote for shareholders with common shares)
ELVIRA BARACUHY CAVALCANTI PRESTA	Separate election by non-controlling shareholders of preferred shares of the Company.

4.   To approve the designation of Mr. José Guimarães Monforte, according to Management Proposal, among the members of the Board of Directors of the Company, to exercise the chairmanship of the Board of Directors;

5.   To approve the determination of the remuneration of the members of the Board of Directors, the Audit Committee, the Fiscal Council and the Board of Executive Officers, according to the table provided by SEST, with the following observations:

a)   to set at R$ 10,759,950.95 the global compensation to be paid to the administrators of this company, in the period between April 2018 and March 2019;

b)   to recommend compliance with the individual limits defined by SEST, highlighting its competence to set these limits for the twelve-month period, by item and by position, with manifestation according to the attached table, within the global limit defined in item a ";

c)   delegate to the Board of Directors the power to authorize the effective monthly payment of the remuneration, observing the global and individual limits set forth in items "a" and "b", respectively;

d)   set the monthly fees of the members of the Board of Directors at one tenth of the average monthly remuneration of the members of the Board of Executive Officers, excluding the amounts related to additional vacations and benefits;

e)   expressly prohibit the transfer of any benefits that may eventually be granted to employees of the company, on the occasion of the formalization of the Collective Labor Agreement (ACT) on its respective base date;

SUMARY OF RESOLUTIONS

f)    prohibit the payment of any item of remuneration not deliberated in this meeting for administrators, including benefits of any nature and representation funds, under the terms of Law 6,404/76, art. 152;

g)   if there is a Director in the position of assignee (public servant or employee of another state-owned company), Decree No. 9,144/2017 must be observed and the maximum remuneration to be reimbursed is the individual limit approved for each Director.

h)   if any Director is an employee of the company, his employment contract shall be suspended, in the form of the summons nº 269 of the TST; i) to condition the payment of the "quarantine" to the approval of the Public Ethics Committee of the Presidency of the Republic - CEP/PR, in accordance with current legislation;

i)     to condition the payment of the Annual Variable Remuneration - RVA of the directors to the strict compliance with the terms and conditions contained in the Program of Corporate Goals previously approved by SEST for this Company;

j)    set the monthly fees of the members of the Fiscal Council at one-tenth of the average monthly remuneration of the members of the Board of Executive Officers, excluding the amounts related to additional vacations and benefits; and

k)   set the monthly fees of the members of the Audit Committee at 60% of the average monthly remuneration of the members of the Board of Executive Officers, excluding the amounts related to additional vacations and benefits.

SUMARY OF RESOLUTIONS

6.   To approve the election of the candidates to alternate members of the Company's Fiscal Council, as follows:

Alternate members of the Fiscal Council elected:	Elected by:
ANDRÉ EDUARDO DANTAS	Separate election, by the holders of common shares, according to the Company's Bylaws.
CHARLES RENÉ LEBARBENCHON	Separate election by the minority shareholders holding preferred shares, according to the Company's Bylaws.

Rio de Janeiro, April 27, 2018.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.